UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant	☐

Filed by a Party other than the Registrant	☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under § 240.14a-12

Pacira BioSciences, Inc.

(Name of Registrant as Specified In Its Charter)

DOMA PERPETUAL LO EQUITY MASTER FUND LP
DOMA PERPETUAL CAPITAL MANAGEMENT LLC
DOMA1 LLC
DOMA PERPETUAL PARTNERS GP LLC
DOMA2 LLC
RELIABILITY LLC
PEDRO ESCUDERO
ERIC DE ARMAS
CHRISTOPHER DENNIS
OLIVER BENTON “BEN” CURTIS III

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY PROXY STATEMENT - SUBJECT TO COMPLETION DATED April 29, 2026

2026 ANNUAL MEETING OF STOCKHOLDERS OF

PACIRA BIOSCIENCES, INC.

PROXY STATEMENT
OF
DOMA PERPETUAL CAPITAL MANAGEMENT LLC

DOMA PERPETUAL LO EQUITY MASTER FUND LP

DOMA PERPETUAL PARTNERS GP LLC

DOMA1 LLC

DOMA2 LLC

PEDRO ESCUDERO

ERIC DE ARMAS

CHRISTOPHER DENNIS

OLIVER BENTON CURTIS III

RELIABILITY LLC

PLEASE FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TO VOTE VIA THE INTERNET OR BY TELEPHONE OR MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD BY MAIL TODAY

This proxy statement (this “Proxy Statement”) and accompanying WHITE universal proxy card are being furnished to stockholders of Pacira BioSciences, Inc., a Delaware corporation (“Pacira” or the “Company”), by DOMA Perpetual LO Equity Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (the “Record Stockholder” or “DOMA LO Master”), DOMA Perpetual Capital Management LLC, a Delaware limited liability company (“DOMA”), DOMA1 LLC, a Delaware limited liability company (“DOMA1”), DOMA Perpetual Partners GP LLC, a Delaware limited liability company (“DOMA GP”), DOMA2 LLC, a Delaware limited liability company (“DOMA2”), the John Templeton Foundation (“JTF”)1, via its wholly-owned investment holding company, Reliability LLC, Pedro Escudero, (“Mr. Escudero”), and Eric de Armas, (“Mr. de Armas,” and collectively with DOMA LO Master, DOMA, DOMA1, DOMA GP, DOMA2, JTF, and Mr. Escudero, the “DOMA Parties” or “we,” “our” or “us”), and Christopher Dennis and Oliver Benton “Ben” Curtis III (collectively with the DOMA Parties, the “Participants”) in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.001 par value, of the Company (the “Common Stock”) at the 2026 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2026 Annual Meeting”).

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to Stockholders on or about [●], 2026.

We believe that the current Board of Directors of the Company (the “Board”) requires the addition of three new independent directors who will undertake a comprehensive review of the Company’s sustained economic underperformance and who will ensure Stockholders’ interests are fully represented on the Board. Our nominees

1 DOMA is acting as investment manager with respect to the shares beneficially owned by JTF for which DOMA exercises discretionary investment and voting authority. JTF is not making or sponsoring the director nominations.

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include one senior executive of DOMA and two nominees unaffiliated with the DOMA parties. We are seeking your support at the 2026 Annual Meeting scheduled to be held on June 9, 2026, for the following:

1.	Election of Directors – To elect our three director nominees, Eric de Armas, Christopher Dennis and Oliver Benton “Ben” Curtis III (each, a “DOMA Nominee” and, together, the “DOMA Nominees”), to the Board as Class III directors for a term of three years, to serve until the 2029 annual meeting of Stockholders and until their respective successors are duly elected and qualified;

2.	Ratification of the appointment of KPMG LLP as Independent Auditors – To vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for its fiscal year ending December 31, 2026;

3.	Advisory Vote to Approve Executive Compensation (“Say on Pay”) – To vote AGAINST the Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers;

4.	Approval of the Amended and Restated 2011 Stock Incentive Plan – To vote AGAINST approval of the amendment and restatement of the Company’s 2011 Stock Incentive Plan to increase the number of shares of common stock authorized for grant by 2,200,000 newly reserved shares;

5.	Approval of the Amended and Restated 2014 Employee Stock Purchase Plan – To vote AGAINST approval of the amendment and restatement of the Company’s 2014 Employee Stock Purchase Plan to increase the number of shares of common stock authorized for issuance by 800,000 newly reserved shares; and

6.	Other Business - To transact such other business as may properly come before the 2026 Annual Meeting or any adjournment(s) thereof.

Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect the three DOMA Nominees to become Class III directors. The DOMA Parties and Pacira will each be using a universal proxy card for voting on the election of directors at the 2026 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to three nominees on the DOMA Parties’ enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

Assuming one or more of the DOMA Nominees receives sufficient votes to be elected to the Board, your vote to elect such DOMA Nominees will have the legal effect of replacing an equivalent number (up to three) incumbent Class III directors of the Company. If elected, the DOMA Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to maximize stockholder value. However, the DOMA Nominees will constitute a minority on the Board and, therefore, they may be unable to implement any actions that may be necessary to enhance stockholder value.

The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than three nominees or for any combination (up to three total) of the DOMA Nominees and the Company’s nominees on the WHITE universal proxy card. The DOMA Parties urge Stockholders to use our WHITE universal proxy card to vote “FOR” all three of the DOMA Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED “WITHHELD”.

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The Company has set the close of business on April 22, 2026 as the record date for determining Stockholders entitled to notice of, and to vote at, the 2026 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2026 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2026 Annual Meeting. According to the Company, as of the Record Date, there were 39,334,983 shares of Common Stock outstanding. The mailing address of the principal executive offices of the Company is 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005.

As of the date hereof, the DOMA Parties collectively own an aggregate of 2,938,183 shares of Common Stock (the “DOMA Shares”), representing approximately 7.5% of the outstanding Common Stock. The Participants intend to vote the DOMA Shares “FOR” the election of the DOMA Nominees, “FOR” on the ratification of KPMG as the Company’s independent registered public accounting firm for the 2026 fiscal year, “AGAINST” the approval of named executive officer compensation, “AGAINST” the approval of the Amended and Restated 2011 Stock Incentive Plan, and “AGAINST” the approval of the Amended and Restated 2014 Employee Stock Purchase Plan.

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We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by following the instructions set forth on the enclosed WHITE universal proxy card to vote via the Internet or by telephone or by marking, signing, dating and returning the enclosed WHITE universal proxy card by mail today.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE DOMA PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2026 ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE DOMA PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2026 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE DOMA PARTIES URGE YOU TO VOTE “FOR” THE THREE DOMA NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY. PLEASE VOTE VIA THE INTERNET, BY TELEPHONE, OR MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD BY MAIL, VOTING “FOR” THE ELECTION OF THE THREE DOMA NOMINEES.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A WHITE UNIVERSAL PROXY CARD EVEN IF YOUR SHARES OF COMMON STOCK WERE SOLD AFTER THE RECORD DATE. IF YOU HAVE ALREADY SENT A BLUE UNIVERSAL PROXY CARD FURNISHED BY THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TO VOTE VIA THE INTERNET OR BY TELEPHONE, OR BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD BY MAIL. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE AT THE 2026 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED, VALIDLY EXECUTED PROXY FOR THE 2026 ANNUAL MEETING OR BY VOTING IN PERSON OR VIRTUALLY AT THE 2026 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting

This Proxy Statement and our WHITE universal proxy card are available at
www.mackenziepartners.com/DOMA-PCRX.

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to follow the instructions set forth on the enclosed WHITE universal proxy card to vote via the Internet or by telephone or to mark, sign, date, and return the enclosed WHITE universal proxy card by mail today to vote FOR the election of the three DOMA Nominees and in accordance with the DOMA Parties’ recommendations on the other proposals on the agenda for the 2026 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please follow the instructions set forth on the enclosed WHITE universal proxy card to vote via the Internet or by telephone, or mark, sign and date the enclosed WHITE universal proxy card and return it today by mail in the postage-paid envelope provided.

•	If your shares of Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE voting instruction form for instructions on how to vote electronically. You may also vote by marking, signing, dating and returning the enclosed WHITE voting instruction form in the postage-paid envelope provided.

As we are using a “universal” proxy card containing the DOMA Nominees as well as the Company’s nominees, there is no need to vote using the Company’s blue universal proxy card regardless of how you intend to vote.

The DOMA Parties strongly urge you NOT to sign or return any blue universal proxy cards or voting instruction forms that you may receive from Pacira. If you return the blue universal proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any WHITE universal proxy card you may have previously voted.

If you have any questions, require assistance in voting your WHITE universal proxy card, or need additional copies of DOMA’s proxy materials, please contact our proxy solicitor, MacKenzie Partners, Inc., using the contact information provided here:

MacKenzie Partners, Inc.

7 Penn Plaza, Suite 503

New York, NY 10001

Call toll free: (800) 322-2885

Or

Email: proxy@mackenziepartners.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation. This summary does not purport to catalogue every event, action or circumstance committed by or related to the Participants in connection with this solicitation.

•	In late 2022, DOMA became interested in a potential investment in the Company and began conducting due diligence.

•	On January 22, 2023, Mr. Escudero, founder and managing partner of DOMA, had a telephone call with Charles A. Reinhart, III, the Company’s then-Chief Financial Officer, and Susan Mesco, the Company’s Vice President of Investor Relations, regarding, among other things, generic drugs coming to the market, and the risk such generics could pose to the Company’s financials.

•	At the end of July 2023, DOMA Perpetual LO Equity Master Fund began purchasing shares of the Company and continued to purchase through mid-2024.

•	On September 20, 2023, Mr. Escudero met virtually with Mr. Reinhart and Ms. Mesco to discuss capital allocation priorities, production and manufacturing, the Non-Opioids Prevent Addiction in the Nation Act (the “NOPAIN Act”), and several other key topics of concern to stockholders.

•	On September 28, 2023, Mr. Escudero wrote a private letter to the Board expressing concern for the dramatic collapse in the Company’s stock price from $38.61 as of December 30, 2022 to $30.85 as of September 28, 2023, the lack of management alignment with stockholders and the need for a call with the CEO of the Company at that time.

•	On October 5, 2023, Mr. Escudero had a call with Ms. Mesco, David Stack, the Chief Executive Officer of the Company at that time and Paul Hastings, the lead independent director of the Company at that time, to discuss capital allocation, the efficacy of EXPAREL, the pending retirement of Mr. Stack as CEO, and succession planning, as well as other topics.

•	On November 7, 2023, Mr. Escudero and Era Lame, DOMA Investment Analyst, met with Ms. Mesco and Mr. Stack at the JPM Equity Opportunities Conference and discussed several topics including the San Diego plant and capital allocation.

•	On March 7, 2024, Mr. Escudero spoke with Ms. Mesco and Frank Lee, the current Chief Executive Officer and a member of the Board, about several topics including capital allocations, volume, and growth and pricing after the NOPAIN Act was enacted.

•	During April, 2024, Mr. Escudero, gravely concerned on behalf of stockholders sent a private letter to the Company’s directors expressing concern for the lack of stockholder value creation, excessive compensation for Company insiders, and the Company’s capital allocation strategy.

•	On May 13, 2024, Mr. Escudero met with Company representatives in person to discuss several key concerns of stockholders including the new bond and share buyback announcement, the exiting CFO announcement, the pending patent litigation, and the 340B drug pricing program.

•	On July 2, 2024, Mr. Escudero had a call with Ms. Mesco to discuss various topics including the recent stock price decline due to FDA approval of a generic competitor and the potential date of the patent court case, which had not been released.

•	On July 15, 2024, Mr. Escudero spoke on the phone with Ms. Mesco to discuss a report released by JPM regarding the Company’s patent lawsuit.
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•	On July 24, 2024, Mr. Escudero sent a private letter directly to the Board urging immediate and decisive action to protect stockholder value. Specifically, Mr. Escudero called on the Board to approve a tender offer followed by a substantial stock buyback, and made clear his view that the Company should be directing all available cash toward defending its intellectual property, growing the EXPAREL franchise, and aggressively repurchasing stock — rather than allowing capital to sit idle while stockholders bore the consequences of the Board’s inaction. On the same day, Mr. Escudero spoke with Ms. Mesco regarding the letter sent.

•	In early August 2024, Mr. Escudero proactively reached out to Ms. Mesco to request a meeting to discuss DOMA’s prior letter and the Company’s plans to keep stockholders informed regarding the anticipated opinion of the U.S. District Court for the District of New Jersey (“court”) in the Company’s first patent litigation with respect to EXPAREL.

•	On August 9, 2024, the court ruled against the Company in the Patent Litigation and the Company issued a press release commenting on the ruling. Recognizing the urgency of the situation, Ms. Mesco emailed Mr. Escudero that same day to arrange a call for the following business day, August 12, 2024, with Ms. Mesco and Anthony Molloy, the Company’s Chief Legal and Compliance Officer. Seeking direct engagement with the Company’s leadership, Mr. Escudero requested a separate call with Mr. Lee. Mr. Escudero also promptly called Ms. Mesco to urge the Company to begin repurchasing stock the following Monday, August 12, 2024, with the goal of repurchasing 50% of the then-outstanding Common Stock of the Company. Mr. Escudero believed this step was critical to protecting stockholder value in light of the adverse ruling.

•	On August 11, 2024, Mr. Escudero sent Mr. Lee an email articulating his view that, given the adverse developments in the Patent Litigation and the resulting significant decline in the Company’s stock price, the Company should complete its existing $150 million share repurchase authorization with maximum urgency to signal confidence in the Company’s long-term value and protect stockholders from further erosion.

•	On August 12, 2024, Mr. Escudero and an intellectual property litigator retained by DOMA participated in a virtual meeting with Mr. Molloy and Ms. Mesco. Mr. Escudero used this meeting to press the Company on its litigation strategy and patent positioning, and to advocate for a more disciplined approach to capital allocation — including the urgent deployment of the Company’s share repurchase program. Mr. Escudero once again sought a direct conversation with Mr. Lee, the Company’s chief executive. When no such call was forthcoming, Mr. Escudero promptly followed up by email to Ms. Mesco later that same day, stressing the severity of the investor confidence crisis triggered by the court’s ruling and the need for Mr. Lee to engage personally with stockholders without further delay. The Company, however, failed to act with comparable urgency: Ms. Mesco did not arrange a call with Mr. Lee until August 29, 2024 — leaving stockholders without meaningful leadership engagement for more than two weeks following a ruling that had materially impacted the Company’s stock price.

•	On August 13, 2024, Mr. Escudero and Joe Kromhotz, DOMA IP attorney had a call with Ms. Mesco and Mr. Molloy to discuss recent court rulings, upcoming legal cases, and the timeline of legal events.

•	On August 16, 2024, Mr. Escudero spoke on the phone with Ms. Mesco to discuss the capital allocation priority of a share buyback and the need to negotiate with eVenus.

•	On August 19, 2024, in light of the Company’s steep decline in stock price (from $33.74 as of December 31, 2023 to $12.29 as of August 12, 2024), Mr. Escudero sent the Board a private letter urging the Company to settle with eVenus, execute a sound capital allocation strategy, overhaul its communications with the public and for management and the Board to demonstrate support for the Company by holding their shares.
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•	On August 29, 2024, Mr. Escudero spoke telephonically with Ms. Mesco and Mr. Lee discussing risks to the Company’s strategic direction, including capital allocation, the potential of settling with generics instead of moving forward with appeal, risk of other generic brands entering the market, and the lack of guidance about the Company’s future.

•	On September 25, 2024, DOMA issued a press release sharing a letter to the Company’s Board urging it to accelerate and increase the share buyback program. Subsequent to sending the letter, Mr. Escudero spoke with Ms. Mesco regarding the press release and DOMA’s belief that the Company should repurchase a large number of shares with its available cash in order to respond to the steep decline in share price and show confidence to its investors.

•	On November 7, 2024, Mr. Escudero spoke on the phone with Company representatives to discuss Q3 performance and activities, issues with the patent infringement, and capital allocation.

•	On November 12, 2024, Mr. Escudero emailed Mr. Lee and Mr. Hastings stating that DOMA planned to increase its ownership position and, given the risks associated with the patent litigation, would begin nominating director candidates to the Board in the coming weeks if the issues Mr. Escudero identified were not resolved.

•	On December 3, 2024, Mr. Escudero met with Mr. Lee, Shawn Cross, Chief Financial Officer of the Company, and Ms. Mesco, discussing a wide range of topics including the new patent announcement by the Company, the portfolio of intellectual property held, the pending patent infringement case and the potential settlement, and capital allocation.

On December 11, 2024, DOMA issued a press release indicating its intent to nominate four independent director candidates at the 2025 annual meeting of stockholders (“2025 Annual Meeting”). Later that day, Mr. Escudero sent the Board a private letter summarizing the communications thus far and explaining that the lack of action by the Board led DOMA to make its director nominations. In the private letter, Mr. Escudero set out goals which would be in the best interests of all stockholders, including a revision to the Company’s capital allocation strategy and an improved executive compensation policy.

•	On February 3, 2025, Mr. Escudero spoke telephonically with Mr. Lee and Ms. Mesco discussing various topics including capital allocation, DOMA’s ongoing proxy efforts, and the recently released 5x30 Plan. During this call, Mr. Escudero expressed DOMA’s willingness to resolve the proxy contest if the Company agreed to certain operational improvements, including launching a tender offer for 10 million shares. Mr. Lee responded that the Company was focused on the 5x30 Plan and was not focused on driving value for just one stockholder. DOMA notes that the actions it proposed – share repurchases, margin expansion, and cost discipline – would benefit all Stockholders, not just DOMA.

•	On February 19, 2025, Mr. Escudero communicated with the Company’s Board via private letter expressing concern regarding the underperformance of the Company’s stock, the apparent lack of Board oversight, its capital allocation strategy and excessive management compensation.

•	On March 13, 2025, DOMA’s outside legal counsel delivered to the Company a notice of nomination of three directors.

•	On March 14, 2025, DOMA issued a press release announcing the nomination of three highly qualified candidates for the Board.

•	Between March 18, 2025 and April 4, 2025, the Company’s outside legal counsel and DOMA’s outside legal counsel exchanged communications regarding the Company’s offer to interview DOMA’s director nominees and the completion of the Company’s director and officer questionnaires by DOMA’s director nominees.
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•	On March 20, 2025, DOMA sent a private letter to the Company’s directors pointing out various areas where DOMA compromised on certain items and that DOMA’s aim was to open the line of communication and to collaborate with the Board moving forward.

•	On April 7, 2025, the Company issued a press release announcing the volume-limited settlement of the EXPAREL Patent Litigation. DOMA notes that it had for months urged the Board to settle the Patent Litigation and that the settlement was achieved only after DOMA publicly pressed for a resolution.

•	On April 11, 2025, Mr. Escudero and a DOMA analyst met with Mr. Lee, Laura Brege, and Ms. Mesco. During this meeting, Mr. Escudero outlined specific actions that, if taken by the Company, would result in DOMA withdrawing its nominations for the 2025 Annual Meeting. These included investing in current commercial products based on return on investment metrics, authorizing a $300 million share repurchase program through the end of 2026, and committing to margin expansion at the pre-tax income level. DOMA’s goal was to work constructively with the Company to achieve tangible results for all Stockholders.

•	On April 13, 2025, Mr. Escudero communicated via email with Ms. Brege, Mr. Lee, and Ms. Mesco, stating that, unless a resolution was found with the Company, DOMA would resume public statements on April 21, 2025, but that DOMA’s goal was to reach an agreement with the Company. Mr. Escudero stated that the resolution must include the public announcement of a new $300 million share buyback program to be completed by the end of 2026 and an explicit public commitment to margin expansion at the pre-tax income level alongside a new efficiency program focused on cost reduction.

•	On April 14, 2025, Mr. Lee and Mr. Escudero spoke by phone. Mr. Lee indicated that the Board had discussed the items Mr. Escudero had outlined, believed that it might be the right time to increase the Company’s share repurchase authorization, and was of the view that there was a potential path to resolution of the proxy contest.

•	Between April 15 and April 17, 2025, representatives from the Company’s outside legal counsel and DOMA’s outside legal counsel sought to negotiate a potential settlement, including the structure of the settlement, whether there would be a cooperation agreement, and the specific wording of a draft press release.

•	On April 16, 2025, Mr. Escudero communicated via email that if the Company promptly authorized a $300 million share buyback and committed publicly to margin expansion, DOMA would stand down. The Board met on the same day and authorized a new share repurchase program of $300 million – the very action DOMA had been advocating.

•	On April 17, 2025, the Company issued its press release that reaffirmed Pacira’s commitment to enhancing value for all stockholders and the 5x30 Plan, announced the 2025 Share Repurchase Authorization and expressed the Company’s commitment to efficiency and margin expansion at the pre-tax net income level, which actions the Board believed to be in the best interests of all stockholders. The Company adopted substantially all of the operational changes DOMA had been advocating, actions that DOMA believed to be in the best interests of all stockholders.

•	On April 21, 2025, DOMA issued a press release supporting the $300 million share repurchase authorization. As such, DOMA withdrew its nomination notice in good faith, demonstrating that DOMA’s advocacy was focused on operational improvements for the benefit of all Stockholders.

•	On May 9, 2025, DOMA communicated via letter to the Board expressing concerns over the stock price’s continued underperformance, questioning capital allocation and management compensation, and inquiring whether the current CEO should remain considering DOMA’s views of his ineffectiveness.
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•	On August 6, 2025, Mr. Escudero spoke with Company management representatives on the telephone to discuss second quarter of 2025 results and the need to cut expenses and drive revenue growth.

On the same day, Mr. Escudero sent an email to the chair of the Board (“Board Chair”)requesting a phone call with her and any other member of the Board who wished to participate.

•	On August 8, 2025, DOMA filed a Schedule 13D disclosing aggregate beneficial ownership of approximately 5.7% of the outstanding shares of the Company.

•	On August 15, 2025, Mr. Escudero spoke with Ms. Mesco on the phone to discuss several topics including capital allocation, market trends, and a request to speak with the Board in a bid to build a constructive relationship with the Company.

•	On September 8, 2025, Mr. Escudero spoke telephonically with Shawn Cross and Ms. Mesco to discuss capital allocation, and growth metrics for main product lines.

•	On October 6, 2025, DOMA sent the Board a private letter indicating disappointment with the execution of the business plan and the continued unnecessary spending and requesting a meeting with the Board Chair and other independent directors. Subsequently, Mr. Escudero exchanged emails with Ms. Mesco regarding scheduling such a meeting with the Board.

•	On October 21, 2025, the Company issued a press release announcing that it had been notified of two separate filings of an Abbreviated New Drug Application with the U.S. Food and Drug Administration, each for a product claiming to be a generic of EXPAREL (together, the “ANDA Filings”).

•	On October 21, 2025, Mr. Escudero sent various emails to Ms. Mesco in which he requested, among other things, that the Company hold an analyst and investor call to discuss the ANDA Filings and fully deploy the 2025 Share Repurchase Authorization immediately. Mr. Escudero again requested a meeting with the Board. That same day, Ms. Mesco replied to Mr. Escudero’s email, in which she offered calls with Mr. Cross and herself but notably not any legitimate opportunities to speak with any of the directors on the Board.

•	On October 27, 2025, Mr. Escudero sent private emails to a Company representative requesting a call with independent board members. Mr. Escudero subsequently exchanged several emails with the Company regarding scheduling such a meeting, which was eventually scheduled for November 25, 2025.

•	On November 10, 2025, DOMA filed a Schedule 13D/A disclosing, among other things, aggregate beneficial ownership of approximately 6.8% of the outstanding shares of the Company.

•	On the same day, DOMA issued a press release sharing a letter to the Company’s Board. The letter expressed DOMA’s belief that the Board should immediately hire bankers and conduct a formal sales process as well as pause all M&A activity, reduce costs across the Company, and use all free cash flow on stock buybacks.

•	On November 25, 2025, Mr. Escudero and Eric de Armas spoke with Michael Yang, Ms. Brege and Ms. Mesco discussing a wide range of topics including the lack of stockholder return, excessive management compensation, increased expenses, and DOMA’s concerns of an imbalanced expense growth versus revenue growth.

•	On December 10, 2025, DOMA sent a letter to the Board expressing its belief that the Board should publicly announce the formation of an independent committee to explore a sale of the Company. DOMA also expressed concern regarding the Board’s litigation and intellectual property strategy.

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•	On December 30, 2025, DOMA issued a press release indicating DOMA’s intent to nominate three highly qualified, independent director candidates at the Company’s 2026 annual meeting of stockholders. It subsequently filed a 13D/A regarding such nominations on January 2, 2026.

•	On January 9, 2026, Mr. Escudero wrote an email to the Company’s Board Chair and other Company representatives expressing concern with its depressed stock price and alerting them about an upcoming letter to be sent from DOMA’s counsel.

•	On January 22, 2026, DOMA’s counsel sent a letter on DOMA’s behalf to the Board. The letter criticized the Company’s litigation, intellectual property, and capital allocation strategies and asserted potential breaches of fiduciary duty. Given the Company’s underperformance under its current Board and management, DOMA’s counsel also proposed that the Board (1) accept DOMA’s nominees as the only nominees to the Board at the 2026 Annual Meeting and (2) form a subcommittee to be led by the three DOMA nominees to initiate a public process to explore a sale of the Company.

•	On January 28, 2026, the Company announced the appointment of Dr. Samit Hirawat to the Board as a Class III director. DOMA notes that this appointment came only weeks after DOMA announced its intent to nominate directors, and that the Board’s accelerated refreshment appears to be a reactive response to DOMA’s proxy campaign rather than an organic governance initiative.

•	On January 29, 2026, Mr. Escudero communicated via email to two members of the Board, including the Board Chair, expressing his continued concern about the trajectory of the Company and the Board’s apparent lack of appropriate consideration of the risks the Company is facing.

•	On February 26, 2026, Mr. Escudero communicated via email to two members of the Board, including the Board Chair, sharing views on several topics and noting that the Company would be receiving DOMA notice of nomination of three directors.

•	On March 11, 2026, DOMA’s outside legal counsel delivered a notice of nomination to the Company, nominating Eric de Armas, Christopher Dennis and Oliver Benton “Ben” Curtis III for election to the Board at the 2026 Annual Meeting.

•	On March 12, 2026, DOMA issued a press release indicating that DOMA was nominating three candidates for the Board of the Company. DOMA expressed concern over the Company’s declining stock price and asserted that the CEO should be replaced immediately. DOMA subsequently filed a Schedule 13D/A.

•	On March 19, 2026, DOMA’s counsel sent a letter on DOMA’s behalf to the Board following up on DOMA’s last letter expressing its interest in engaging with the Company, expressly stating, “[o]ur client is open to discussing a possible resolution to set the present circumstances on a more constructive path.” Despite these attempts to reach out to the Company for a constructive conversation between DOMA and the Company, the Company failed to substantively engage with DOMA.

•	On March 19, 2026, Mr. Escudero communicated via email to two members of the Board, including the Board Chair, sharing views on several topics.

•	Later on March 19, 2026, the Company’s outside legal counsel emailed DOMA’s outside legal counsel requesting that DOMA’s director nominees complete the Company’s director and officer questionnaire.

•	On March 26, 2026, Mr. Escudero communicated via email to two members of the Board, including the Board Chair.
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•	On April 1, 2026, DOMA’s outside legal counsel submitted completed director and officer questionnaires to the Company’s outside legal counsel for each of the DOMA Nominees.

•	On April 2, 2026, Mr. Lee and Ms. Brege interviewed Mr. Curtis and Dr. Dennis. DOMA remains committed to full cooperation with the Company’s nomination process.

•	On April 17, 2026, the Company filed a preliminary proxy statement with the SEC.

•	On April 20, 2026, DOMA’s outside legal counsel sent the Company a demand to inspect stockholder list materials pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL 220 Demand”).

•	On April 23, 2026, the Company’s outside legal counsel responded to the DGCL 220 Demand on behalf of the Company and also provided DOMA’s counsel with a draft confidentiality agreement to facilitate the inspection of the stockholder list materials requested in the DGCL 220 Demand.

•	On April 28, 2026, the Company filed a definitive proxy statement with the SEC and issued a press release.

•	On April 29, 2026, DOMA filed this preliminary proxy statement with the SEC.

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REASONS FOR THE SOLICITATION

We are soliciting your support to select the DOMA Nominees at the 2026 Annual Meeting because we believe that change on the Pacira Board is clearly and urgently required. The Company’s current strategy is fundamentally broken because it materially understates the risk of destroying the firm’s intrinsic value. DOMA’s Nominees will challenge this misguided direction and champion a strategic reset designed to mitigate risk and return meaningful value to Stockholders.

At the same time, we believe the Company’s recent efforts to “refresh” and reshape the Board are an implicit admission that something is wrong. After years of sustained underperformance, the Company has moved to add and rotate directors only after facing real stockholder pressure, yet still refuses to acknowledge the full scope of the problem or to pursue the most direct, value-maximizing solution. By maintaining a staggered Board and stripping away the right to call special meetings, the Company is obstructing shareholder oversight and dodging accountability.

In our view, this is a pattern of half measures: the Company wants credit for “revamping” the Board, but it stops short of the decisive accountability Stockholders deserve—namely, a serious, independent review of strategic alternatives, including a sale of the Company. The Company’s incremental changes appear to be designed to relieve pressure without making the hard decisions necessary to protect and maximize Stockholder value.

We are also concerned that the Company continues to renominate incumbent directors notwithstanding questions about whether they have demonstrated the level of engagement and accountability Stockholders should expect. For example, we believe Governor Christopher Christie, who is frequently on national TV commenting about politics, can be a political liability to the company. Mr. Christie has not shown the commitment of time and attention that is required in a period of heightened risk and strategic urgency and appears to have underestimated the legal risk the company is facing despite being the only Board member with a legal background. We are likewise not persuaded by the Company’s efforts to explain away director’s absences or limited participation at this crucial inflection point in the Company’s history.

The Company boasts that in 2025, “EXPAREL continued its positive momentum with year-over-year volume growth.”2 The Company’s highly touted “5x30 Plan” is premised on the flawed assumption that the new generic threat will not be successful. The Company has already lost a patent case that will cost the Company a substantial percentage of future annual revenue from EXPAREL beginning in 2030, increasing to over 30% as of 2033.3 This product alone accounts for nearly 80% of the Company’s revenue. We believe that the Company has not been transparent with shareholders by not clearly disclosing that product patents have expired. The presence of prior art means that there could be a path for generics to enter the market. This leaves Pacira reliant on only two families of manufacturing patents. If there is another win by one of the two generic companies in litigation with the Company, the 5x30 plan will be entirely insufficient to rescue the Company.4 The entire value of the company is at risk as another similar settlement could cost the company the majority of its revenue. This Board is willing to put shareholders at risk of losing everything. Our goal is to stop that. The 5x30 plan falls short because instead of trying to diversify cash flows quickly, the board supported a plan of developing new drugs, which could take many years for any of these potential drugs to create any cash flow. This means that if the Company loses another patent lawsuit, there would not be any money left to push any of these drugs in the pipeline through clinical trials. Moreover, the deals recently finalized by management have yet to demonstrate positive performance. The recent J&J deal for ZILRETTA has yielded disappointing results, as the brand experienced a decline in sales volume despite premium pricing that a patented drug typically commands.5 There is also the possibility that a couple of years from now the Company will lose the patent case with generics shortly followed by the expirations of the patents of ZILRETTA. Simply put, the Company could be near a life or death situation in couple of years and we feel this Board is failing on its duty of care. In our opinion, it appears that gross negligence is already happening. In our view, the Company materially understates the significant risks posed by the introduction of new generic versions of EXPAREL and the resulting

2 See the Company's definitive proxy statement filed on April 28 2026, Cover Page, From the Chair of the Board.

3See Press Release dated April 7, 2025 - Pacira BioSciences Announces Settlement of U.S. Patent Litigation for EXPAREL (“While the agreed-upon volume-limited percentages are confidential, they begin at a high-single-digit percentage of the total volumes distributed in the U.S. market and increase gradually in each 12-month period following the volume-limited entry date until reaching a percentage in the low thirties in 2033 and increasing modestly in each of the next two 12-month periods before reaching a maximum percentage in the high thirties of the total volumes distributed in the U.S. for the final three years of the agreement.”).

4 See the Company's 10-K filed on February 26, 2026, Note 20 to Notes to Consolidated Financial Statements, Paragraph IV Certification Notices.

5 See the Company's 10-K filed on February 26, 2026, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, Net Product Sales.

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patent disputes (the “EXPAREL Patent Litigation”), thereby misleading investors as to the durability of EXPAREL’s revenue stream. The Company characterizes its recent litigation settlement as “favorable,” yet we find it difficult to reconcile that description with a settlement that will result in the future loss of a substantial percentage of revenues.5 Moreover, while management touts the listing of 21 Orange Book patents as a “significant evolution” we still believe that this Board has not done anything to prevent the worst case scenario, the Company’s own Form 10-K discloses two ongoing patent infringement actions against generic manufacturers, each of whom contends that these Orange Book–listed patents are invalid and unenforceable.6 As such, EXPAREL Patent Litigation appears to be a persistent and unresolved overhang that could materially impair the Company.

Taken together, these risks underscore just how precarious the Company’s reliance on EXPAREL truly is. The Company has failed to diversify its portfolio as it chose to develop new potential drugs, speculating, instead of going for certainty of outcomes and cash flow, and the reality is that EXPAREL remains its core asset and primary driver of enterprise value. Indeed, it would likely take many years for any innovation or new product line to meaningfully offset this dependence. As a result, Pacira rests on a fragile foundation created by management’s overreliance on EXPAREL and delayed diversification, a house of cards causing collapse in the next few years, where adverse litigation outcomes or accelerated generic entry could rapidly erode value, potentially well before 2030.

Compounding the issue, the Board continues to add individuals with clinical backgrounds, but who lack essential risk management experience and a proven track record of driving profitability. The CEO was hired despite his previous leadership of an unprofitable enterprise that failed to deliver any shareholder value for its public shareholders.7 This Board transitioned compensation from stock options to RSUs in 2024, guaranteeing the CEO tens of millions of dollars in annual pay—a figure that, during his tenure, exceeds the total net income generated for all shareholders combined. By linking compensation to revenue targets, the Board has incentivized aggressive spending at the expense of what matters to shareholders growth of earnings per share, free cash flow and return on equity. This is evidenced by a 91% surge in R&D and SG&A expenses alongside a 36% rise in stock-based compensation over the last five years—all while net income plummeted by 83%, effectively evaporating over the last three years.8 Management’s multi-million-dollar payouts stand in stark contrast to the experience of shareholders, who have been taken to the cleaners. The stock price tells the story: years of persistent underperformance and a complete lack of value creation.

Based on what we believe to be a reasonable assessment of the risks involved, the Company must urgently evaluate strategic alternatives for EXPAREL, including a potential strategic exit. The failure to meaningfully consider this option reflects a breakdown in strategy and Board-Oversight with respect to the Company’s most critical asset. Our DOMA Nominees will advocate for a value-maximizing strategic alternative, including a strategic exit, designed to deliver tangible and imminent returns to fellow shareholders.

Given these facts and circumstances, we believe that Pacira will continue its current value-destroying behavior unless representatives of the stockholders are seated on the Board. We Stockholders must act together to prevent further value destruction.

We believe that our three Nominees are immensely qualified, have the relevant expertise and commitment to stockholder value to realign Pacira’s litigation strategy, compensation decisions and overall strategy – which must focus on decision-making that is in the best interests of the Company’s stockholders. We are confident that we have assembled a strong group of DOMA Nominees with extensive experience in healthcare, finance, legal, regulatory

5 See “Pacira BioSciences Reaffirms Commitment to Shareholder Value Creation” Press Release on March 12, 2026

6 See the Company's 10-K filed on February 26, 2026, Note 20 to Notes to Consolidated Financial Statements, Paragraph IV Certification Notices.

7 According to Bloomberg Database; Under Frank D. Lee’s tenure at Forma Therapeutics, the Company went public in 2020 at $20 a share. The stock price declined 34%, until the announcement of an acquisition by Novo Nordisk in September of 2022, to acquire the Company at $20 a share, leaving shareholders with no return.

8 See the Company's 10-K filed on February 26, 2026, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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matters, leadership, operations, strategy and corporate governance. This expertise would help to realign the Company’s decision-making with the best interests of the Stockholders and help realize the full potential of EXPAREL.

The DOMA Nominees would also bring fresh, independent perspectives and rigorous scrutiny to the Board’s actions and decision-making over the past several years, ensuring the right questions are asked and that proper controls are in place. Critically, our Nominees will pursue every option to serve the best interests of the Company and its stockholders, including a fundamental reassessment of the Company’s strategic direction and investigation into prior Board actions and decision-making. That reassessment will encompass a potential sale of the Company, which would provide stockholders with a certain pathway to value realization, rather than leaving them hostage to binary litigation outcomes and the implications of an unpredictable appellate timeline. The DOMA Nominees are committed to rescuing the Company from the perilous position in which the current Board has placed it and to ensuring that stockholder interests are finally put first.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF EACH OF THE DOMA NOMINEES.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has a classified Board, divided into three (3) classes, and each class has a three-year term. The directors in each class are elected for staggered terms such that the term of office of one (1) class of directors expires at each annual meeting of Stockholders. Based on the Company’s 2026 Preliminary Proxy Statement filed with the SEC on April 17, 2026, the terms of four (4) Class III directors, Abraham Ceesay, Christopher Christie and Mark Kronenfeld, and Samit Hirawat, are set to expire at the 2026 Annual Meeting and the Company has nominated three (3) Class III directors, Christopher Christie, Samit Hirawat, and Thomas Wiggans to stand for election at the 2026 Annual Meeting. The current authorized number of directors is nine (9).

We are seeking your support at the 2026 Annual Meeting to elect each of the DOMA Nominees, Eric de Armas, Christopher Dennis and Oliver Benton “Ben” Curtis III, for terms ending at the 2029 annual meeting. Assuming one or more of the DOMA Nominees receives sufficient votes to be elected to the Board, your vote to elect such DOMA Nominees will have the legal effect of replacing an equivalent number (up to three) of the Class III directors nominated by the Company. If elected, the DOMA Nominees will represent a minority of the members of the Board and therefore may be unable to implement any actions that may be necessary to enhance stockholder value. However, we believe that the election of the DOMA Nominees is an important step in the right direction for enhancing long-term value at the Company. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect the three DOMA Nominees. We have provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE DOMA NOMINEES

The following description sets forth the name, age, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the DOMA Nominees. This information has been furnished to us by the DOMA Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the DOMA Nominees should serve as directors of the Company are also set forth below.

Eric de Armas, age 44.

Mr. De Armas brings deep financial experience and a rigorous skill set that makes him well-qualified to serve on the Board, including:

•	An extensive background in financial management, fund operations, and compliance oversight;
•	Proven leadership in investment strategy, capital allocation and risk management oversight; and
•	Serving as CFO, CCO, and COO of DOMA, acting closely to DOMA’s investment in the Company and bringing a highly informed perspective with strong alignment to Stockholder interests.

Mr. De Armas’s career highlights and qualifications include:

•	DOMA Perpetual Capital Management LLC, an asset management firm: Chief Financial Officer, Chief Compliance Officer and Chief Operating Officer (2022-Present)
•	DPM Capital LLC, an investment management firm: Chief Operating Officer, Chief Financial Officer, and Chief Compliance Officer (October 2020-February 2022)
•	Confisio LLC, a financial consulting firm providing outsourced CFO services to financial offices and alternative fund managers: Founder (July 2020-October 2020)
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•	Drake Enterprises AG, an investment holding company: Chief Financial Officer (2016—July 2020)
•	Dimension Capital Management LLC, an independent wealth management firm: Director of Fund Operations and Systems Implementation (2012-2016)
•	Kaufman Rossin Fund Services, a financial services firm and former subsidiary of Kaufman Rossin & Co: Fund Accounting Manager (2004-2012)
•	Cuban-American National Council, a nonprofit organization: Accounts Payable and Systems Manager (2003-2004)

Mr. de Armas received a B.S. in Economics from the University of Virginia.

Christopher Dennis, age 56.

Mr. Dennis offers decades of physician-executive leadership across the healthcare industry that equip him to serve on the Board, including:

•	A track record leading and governing healthcare companies which are also owned by large strategic buyers;
•	Acting in senior executive and advisory roles in behavioral health and digital health;
•	A deep background in healthcare advising, regulatory strategy, and product positioning; and
•	Proven leadership in medical policy and operations that would bring critical medical and strategic perspectives to the Board’s oversight of the Company’s operations and growth strategy.

Mr. Dennis’s career highlights and qualifications include:

•	Neomente, an Argentina-based health-tech startup that focuses on precision psychiatry to revolutionize the diagnosis and treatment of mental health disorders: Senior Advisor and Acting Chief Medical and Strategy Officer (U.S.) (December 2025-Present)
•	Pinnacle Treatment Centers, a private equity-backed provider of substance-use disorder and behavioral health services: Senior Medical Advisor (September 2025-Present), Chief Medical Officer (August 2024-September 2025)
•	Teladoc Health: President of affiliate multi-state medical group practices (November 2023-Present)
•	Minded, Inc., a digital psychiatry platform: Founder (November 2019-November 2023)
•	Landmark Health, LLC: Chief Behavioral Health Officer and President of multi-state medical group practices (August 2014-October 2024)
•	ValueOptions: Chief Medical Officer, Commercial Division, and Senior Vice President, Regional Medical Director (July 2004-August 2014)
•	Christopher Dennis, PLLC / PA: Founder and Principal (August 2005-Present)

Mr. Dennis received a B.S. in Biology from Boston College, an M.D. from St. George’s University School of Medicine, and an M.B.A. from Zicklin School of Business, Baruch College, CUNY.

Oliver Benton “Ben” Curtis III, age 51.

Mr. Curtis has seasoned legal and regulatory experience that equips him with the keen ability to assess and manage risks and positions him well to serve on the Board, including:

•	An extensive background in health-care related litigation, corporate investigations and crisis management; and
•	Demonstrated leadership in complex legal proceedings, bringing critical legal expertise and a strong command of regulatory and compliance matters to the Board’s oversight of the Company.

Mr. Curtis’s career highlights and qualifications include:

•	McDermott Will & Schulte: Partner (April 2019-Present)
•	Nelson Mullins Riley & Scarborough: Partner (January 2018-March 2019), Counsel (September 2015-December 2017)
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•	United States Department of Justice: Assistant Chief in the Criminal Fraud Section (January 2011-December 2011, August 2012-July 2015), Trial Attorney in the Criminal Fraud Section (April 2010-December 2010)
•	Epstein Becker & Green: Member (January 2012-August 2012)
•	United States Attorney’s Office, Southern District of California: Assistant United States Attorney (June 2006-March 2010)
•	Civil Rights Division of the Department of Justice: Special Assistant to the Assistant Attorney General (March 2005-May 2006)

Mr. Curtis received a B.A. from Spring Hill College and a J.D. from Cumberland School of Law, Samford University.

We note that Mr. Curtis’s law firm, McDermott Will & Schulte, provided legal services to Pacira in the last fiscal year and the firm was paid by Pacira for such services. Mr. Curtis, himself, did not directly provide legal services to Pacira.

Other than as stated herein, there are no arrangements or understandings among the DOMA Parties or any other person or persons pursuant to which the nomination of the DOMA Nominees described herein is to be made, other than the consent by each of the DOMA Nominees to be named as a nominee of DOMA in any proxy statement relating to the 2026 Annual Meeting and serving as a director of the Company if elected as such at the 2026 Annual Meeting.

Interests in the Solicitation

The DOMA Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the DOMA Nominees will receive from the Company as a director, if elected to the Board, and as described below. We expect that the DOMA Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Company’s Third Amended and Restated Bylaws (the “Bylaws”) and the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and be covered by the policy of insurance which insures the Company’s directors and officers.

Mr. de Armas is an employee of DOMA, holding the positions of Chief Financial Officer, Chief Compliance Officer and Chief Operating Officer. DOMA serves as the investment manager of DOMA LO Master, the Stockholder of record. Mr. de Armas’s compensation is not specifically tied to the performance of the investment in the Company, but aspects of his compensation are tied to the performance of the entire fund. In addition, there are no oral or written agreements, arrangements or understandings between Mr. De Armas and DOMA or any of its affiliates with respect to Mr. de Armas’s nomination. The approximate dollar value involved in Mr. de Armas’s employment for 2025 was $312,500; for 2024, was $435,316; for 2023, was $488,610; and for 2022, was $419,516. The approximate dollar value involved in Mr. de Armas’s employment for 2026 has not yet been determined. This arrangement is terminable at will for any reason or no reason by either party at any time.

Arrangements between DOMA and the DOMA Nominees

DOMA has entered into letter agreements with each of Messrs. Dennis and Curtis (the “Nomination Agreements”), pursuant to which the DOMA has agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Company’s Stockholders in connection with the 2026 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominee in his or her capacity as director of the Company, if so elected. Pursuant to the Nomination Agreements, each of Messrs. Dennis and Curtis, agreed, among other things, to coordinate with DOMA with respect to any public disclosure regarding the nomination, devote the time and energy reasonably necessary to participate in a solicitation by DOMA and its affiliates relating to such nomination, and not to withdraw from their nomination prior to the 2026 Annual Meeting, consent to being nominated to the Board other than by DOMA, or serve as a director of the Company without the approval of DOMA.

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Each of the DOMA Nominees has also executed a written consent to serve as a director if elected.

Each of the DOMA Nominees has also granted Pedro Escudero powers of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s Stockholders in connection with the 2026 Annual Meeting and any related transactions.

On the date of the nomination notice, the Participants entered into a group agreement (the “Group Agreement”) pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (ii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the 2026 Annual Meeting, and (iii) DOMA LO Master and its affiliates agreed to bear all pre-approved expenses incurred in connection with the group’s activities.

If elected to the Board, the DOMA Nominees will not receive any compensation from the DOMA Parties to serve as a director. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

Compensation of the Company’s Directors

As disclosed in the Company’s proxy statement, non-employee directors of the Company were compensated for the fiscal year ended December 31, 2025 as follows: Non-employee directors receive an annual cash retainer of $50,000, with additional retainers for committee service and Board leadership positions. Additional annual cash retainers include:

•	A $50,000 annual cash retainer for service as Board Chair;

•	A $35,000 annual cash retainer for service as Lead Director;

•	A $30,000 annual cash retainer for service as Chair of the Audit Committee;

•	A $15,000 annual cash retainer for each member of the Audit Committee who does not already serve as Chair of the Audit Committee;

•	A $24,000 annual cash retainer for service as Chair of the People & Compensation Committee;

•	A $12,000 annual cash retainer for each member of the People & Compensation Committee who does not serve as Chair of the People & Compensation Committee;

•	A $18,000 annual cash retainer for service as Chair of the Nominating, Governance and Sustainability Committee;

•	A $9,000 annual cash retainer for each member of the Nominating, Governance and Sustainability Committee who does not serve as Chair of the Nominating, Governance and Sustainability Committee;

•	A $18,000 annual cash retainer for service as Chair of the Science and Technology Committee; and

•	A $9,000 annual cash retainer for each member of the Science and Technology Committee who does not serve as Chair of the Science and Technology Committee.
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Cash retainers are paid in advance in quarterly installments, subject to the director’s continued services on the Board. The cash retainers are prorated if necessary. Non-employee directors are also reimbursed for reasonable travel and other expenses in connection with attending Board and committee meetings.

In addition, the below summarizes the Company’s equity compensation program for non-employee directors:

•	Each new non-employee director automatically receives an initial equity award with a fair value of $450,000 upon the date each such person is elected or appointed to the Board that vests monthly over a three-year period, subject to the director’s continued service on the Board; and

•	On the date of each annual meeting of the Stockholders, each non-employee director automatically receives an annual stock award with a target fair value of $300,000, split equally between stock options and restricted stock units, that vests one year from the grant date, subject to the director’s continued service with the Company.

The DOMA Parties expect that the DOMA Nominees, if elected, may receive director compensation in the same amount as all other non-employee directors of the Company.

The DOMA Parties believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers.

The Charter and Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Delaware General Corporation law. The DOMA Parties expect that each of the DOMA Nominees, if elected, will be indemnified in connection with his service as a director of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of liability insurance which insures the Company’s directors and officers.

The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the 2026 Annual Meeting.

Other Information Concerning the DOMA Nominees

None of the DOMA Nominees nor any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

None of the DOMA Nominees has any position or office with the Company, and no occupation or employment in which the DOMA Nominees have been involved, during the past five years, was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and none of the DOMA Nominees has ever served on the Board.

The DOMA Parties believe that each of the DOMA Nominees, if elected as a director of the Company, would be an “independent director” within the meaning of applicable Nasdaq listing standards applicable to Board composition, including Rule 5605(a)(2), and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the DOMA Parties acknowledge that no director of a Nasdaq listed company qualifies as “independent” under the Nasdaq listing standards unless the board of directors of such company affirmatively determines that such director is independent under such standards. Accordingly, the DOMA Parties acknowledge that if any DOMA Nominee is elected, the determination of such DOMA Nominee’s independence under the Nasdaq listing standards ultimately rests with the judgment and discretion of the Board. If elected, we believe that each DOMA Nominee would qualify as an independent member of the Company’s Audit Committee, People & Compensation Committee, Nominating, Governance and Sustainability Committee, and Science and Technology Committee under each such

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committee’s applicable independence standards. In addition, each DOMA Nominee understands that, if elected as a director of the Company, such DOMA Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his duties as a director.

No DOMA Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, and, with respect to each of the DOMA Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten years.

The information herein regarding each DOMA Nominee has been furnished to us by such DOMA Nominee.

We do not expect that any of the DOMA Nominees will be unable to stand for election, but, in the event that any DOMA Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying a DOMA Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2026 Annual Meeting.

The DOMA Parties and Pacira will each be using a universal proxy card for voting on the election of directors at the 2026 Annual Meeting, which will include the names of all nominees for election to the Board. Each of the DOMA Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the 2026 Annual Meeting. Stockholders will have the ability to vote for up to three nominees on the DOMA Parties’ enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

According to the Bylaws, in uncontested elections, directors are elected by the vote of a majority of the votes cast by the Stockholders entitled to vote on the election. In contested elections, directors are elected by vote of a plurality of the votes of the shares present at the 2026 Annual Meeting or represented by proxy and entitled to vote generally on the election of directors. The three nominees (whether the DOMA Nominees or the Company nominees, or a mix thereof) receiving the highest number of affirmative votes will be elected.

STOCKHOLDERS ARE PERMITTED TO VOTE FOR LESS THAN THREE NOMINEES OR FOR ANY COMBINATION OF UP TO THREE OF THE DOMA NOMINEES AND THE COMPANY’S NOMINEES ON THE WHITE UNIVERSAL PROXY CARD. IMPORTANTLY, IF YOU MARK MORE THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED “WITHHELD”.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE DOMA NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has retained KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and the Board is requesting that Stockholders ratify such selection. You should refer to the Company’s proxy statement for further information on this proposal.

According to the Company’s proxy statement, the Company expects at least one representative of KPMG LLP to be present at the 2026 Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to any questions.

According to the Company’s proxy statement, if the Stockholders fail to ratify the selection of KPMG LLP, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee or the Board, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time it decides that such a change would be in the best interests of the Company and its Stockholders.

According to the Company’s proxy statement, the ratification of the appointment of KPMG LLP requires the affirmative vote of the holders of shares having a majority in voting power of the votes cast by the holders of all of the shares of stock present (in person or virtually) or represented by proxy at the 2026 Annual Meeting.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026 ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL THREE

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (“SAY ON PAY”)

As discussed in further detail in the Company’s proxy statement, the Company is asking Stockholders to approve or not approve, on an advisory basis, the compensation of the Company’s named executive officers described in the Compensation Discussion and Analysis, the accompanying tables and the related narrative disclosure contained in the Company’s proxy statement. This proposal, commonly known as a “say-on-pay” proposal, gives the Company’s Stockholders the opportunity to express their views on the compensation of the Company’s named executive officers. The vote is advisory and the outcome is not binding on the Board. You should refer to the Company’s proxy statement for further information on this proposal.

The Board is asking Stockholders to approve the following resolution:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the named executive officers of Pacira BioSciences, Inc., as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and related narrative discussion in the Company’s proxy statement.”

As disclosed in the Company’s proxy statement, the Company expects that the next advisory vote on the compensation of its named executive officers will be held at the next annual meeting of Stockholders following the 2026 Annual Meeting (the “2027 Annual Meeting”).

According to the Company’s Bylaws, approval of this advisory proposal requires the affirmative vote of the holders of shares having a majority in voting power of the votes cast by the holders of all of the shares of stock present (in person or virtually) or represented by proxy at the 2026 Annual Meeting.

As discussed in greater detail the “Reasons for the Solicitation” section in this Proxy Statement, we believe the Company’s compensation practices have consistently transferred value to insiders at the direct expense of stockholders, rewarding the Company’s executives and directors despite sustained underperformance. In our view, the Company’s misaligned compensation incentives prioritize insider enrichment over stockholder returns, and we believe this unsustainable practice will persist unless stockholders demand accountability and realign the Board with investor interests. Accordingly, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL FOUR

APPROVAL OF THE AMENDED AND RESTATED 2011 STOCK INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board is asking Stockholders to approve an amendment and restatement of the Company’s 2011 Stock Incentive Plan (the “A&R 2011 Plan”) to increase the number of shares of common stock authorized for grant by 2,200,000 newly reserved shares, resulting in an aggregate share authorization of up to 24,454,537 shares. The Company states that the share increase is intended to cover one year’s worth of shares needed to grant to employees to attract and retain talent. You should refer to the Company’s proxy statement for further information on this proposal.

According to the Company’s proxy statement, the approval of this proposal requires the affirmative vote of the holders of shares having a majority in voting power of the votes cast by the holders of all of the shares of stock present (in person or virtually) or represented by proxy at the 2026 Annual Meeting.

The DOMA Parties recommend a vote “AGAINST” the approval of the Amended and Restated 2011 Stock Incentive Plan. The Company’s three-year average annual burn rate of 6.6% is concerning, and the Company’s outstanding equity overhang is elevated. The DOMA Parties believe that the Company has been excessively dilutive to Stockholders through its equity compensation practices, including significant one-time awards to newly hired executives, while Stockholders have experienced substantial value destruction. The request for additional equity authorization at this time, in the face of the Company’s prolonged underperformance, is inconsistent with sound capital stewardship and further compounds the dilution that has eroded Stockholder value.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE AMENDED AND RESTATED 2011 STOCK INCENTIVE PLAN ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL FIVE

APPROVAL OF THE AMENDED AND RESTATED 2014 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Board is asking Stockholders to approve an amendment and restatement of the Company’s 2014 Employee Stock Purchase Plan (the “A&R 2014 ESPP”) to increase the number of shares of common stock authorized for issuance by 800,000 newly reserved shares, resulting in an aggregate share authorization of up to 1,800,000 shares. The A&R 2014 ESPP is an employee benefit program that enables qualified employees of the Company and its designated subsidiaries to purchase shares of common stock through payroll deductions. You should refer to the Company’s proxy statement for further information on this proposal.

According to the Company’s proxy statement, the approval of this proposal requires the affirmative vote of the holders of shares having a majority in voting power of the votes cast by the holders of all of the shares of stock present (in person or virtually) or represented by proxy at the 2026 Annual Meeting.

WE RECOMMEND A VOTE “AGAINST” the approval of the amended and restated 2014 employee stock purchase plan, and intend to vote our shares “AGAINST” this proposal.

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NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2026 Annual Meeting.

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VOTING AND PROXY PROCEDURES

Only Stockholders of record as of the close of business on the Record Date will be entitled to receive notice of the 2026 Annual Meeting and to vote the shares of the Common Stock that they held on that date at the 2026 Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2026 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on the Company’s proxy statement, we believe that the only outstanding class of securities of the Company entitled to vote at the 2026 Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the 2026 Annual Meeting as marked and, in the absence of specific instructions, will be voted (1) “FOR” the election of the DOMA Nominees to the Board, (2) “FOR” the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the 2026 fiscal year; (3) “AGAINST” the approval of named executive officer compensation; (4) “AGAINST” the approval of the Amended and Restated 2011 Stock Incentive Plan; (5) “AGAINST” the approval of the Amended and Restated 2014 Employee Stock Purchase Plan; and (6) in the proxy holder’s discretion as to other matters that are presented at the 2026 Annual Meeting, that are unknown to the Participants a reasonable time before this solicitation.

The DOMA Parties and Pacira will each be using a universal proxy card for voting on the election of directors at the 2026 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to three nominees on the DOMA Parties’ enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

The Company has a classified Board, which is currently divided into three classes. The terms of three Class III directors expire at the 2026 Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect the three DOMA Nominees.

Stockholders are permitted to vote for less than three nominees or for any combination (up to three total) of the DOMA Nominees and the Company’s nominees on the WHITE universal proxy card. We believe the best opportunity for all three of the DOMA Nominees to be elected is by voting on the WHITE universal proxy card. The DOMA Parties therefore urge Stockholders using our WHITE universal proxy card to vote “FOR” all three of the DOMA Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED “WITHHELD”.

Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting

A quorum of Stockholders is necessary to hold a valid meeting. According to the Company’s Bylaws, a quorum will exist if Stockholders holding a majority in voting power of the shares of the Company’s capital stock issued and outstanding and entitled to vote at the 2026 Annual Meeting are present at the 2026 Annual Meeting in person, present by means of remote communication or by proxy. According to the Company’s definitive proxy statement filed on April 28, 2026, at the close of business on the Record Date, there were 39,334,983 shares of Common Stock outstanding. Thus, a total of 39,334,983 shares are entitled to vote at the 2026 Annual Meeting and holders of Common Stock representing at least 19,667,492 votes must be represented at the 2026 Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or if one is submitted on your behalf by your broker, bank or other agent) or if you vote at the 2026 Annual Meeting. According to the Company’s proxy statement, if a quorum is not present, the 2026 Annual Meeting may be adjourned until a quorum is obtained.

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If you are a beneficial owner, your broker will vote your shares pursuant to your instructions. Based on information contained in the Company’s proxy statement, brokers will not have discretionary authority to vote on the proposals at the 2026 Annual Meeting, except for Proposal No. 2—Ratification of the Appointment of KPMG LLP as Independent Auditors. A broker’s inability to vote with respect to matters for which the broker has not received voting instructions from the beneficial owner is referred to as a “broker non-vote.” As a result, if you hold your shares in street name and you do not instruct your broker, bank, trustee, or other nominee or custodian how to vote your shares, no votes will be cast on your behalf on any of the proposals. To the extent broker non-votes arise where a broker exercises discretionary authority with respect to Proposal No. 2—Ratification of the Appointment of KPMG LLP as Independent Auditors, such broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted for purposes of determining the number of votes cast or present in person or represented by proxy at the Annual Meeting and entitled to vote with respect to Proposal No. 1 – Election of Directors, Proposal No. 3—Advisory Vote to Approve Executive Compensation (“Say on Pay”), Proposal No. 4—Approval of the Amended and Restated 2011 Stock Incentive Plan, or Proposal No. 5—Approval of the Amended and Restated 2014 Employee Stock Purchase Plan.

We encourage you to vote promptly, even if you plan on attending the 2026 Annual Meeting.

Votes Required for Approval

What vote is required to elect the DOMA Nominees?

According to the Bylaws, in a contested election, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present (meaning that, assuming that the Board size remains at nine, the three director nominees who receive the highest number of shares voted “FOR” their election by the Stockholders will be elected to the Board). This means that the three nominees receiving the greatest number of votes cast “FOR” their election will be elected. Any shares not voted “FOR” a particular director nominee as a result of a “WITHHOLD” vote, failure to vote or a broker non-vote (as described herein) will not be counted in that director nominee’s favor and will not otherwise affect the outcome of the election (except to the extent they otherwise reduce the number of shares voted “FOR” such director nominee).

You may vote “FOR” or “WITHHOLD” or you may abstain (with abstentions and broker non-votes not counted as a vote cast either “for” or “against” such director’s election) on this proposal. According to the Company’s proxy statement, abstentions and broker non-votes have no effect and are not counted as a vote.

How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?

According to the Company’s proxy statement, the approval of Proposal No. 2—Ratification of the Appointment of KPMG LLP as Independent Auditors, Proposal No. 3—Advisory Vote to Approve Executive Compensation (“Say on Pay”), Proposal No. 4—Approval of the Amended and Restated 2011 Stock Incentive Plan, and Proposal No. 5—Approval of the Amended and Restated 2014 Employee Stock Purchase Plan, will each require the affirmative vote of the holders of shares having a majority in voting power of the votes cast by the holders of all of the shares of stock present (in person or virtually) or represented by proxy at the 2026 Annual Meeting and entitled to vote thereon. You may vote “FOR” or “AGAINST” or you may abstain on these proposals. Abstentions and broker non-votes will have no effect on the proposal.

If other matters are properly brought before the 2026 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Charter and the Bylaws, as applicable.

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What should I do in order to vote for the DOMA Nominees?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by following the instructions set forth on the enclosed WHITE universal proxy card to vote via the Internet or by telephone or by marking, signing, dating and returning the enclosed WHITE universal proxy card by mail in the postage-paid envelope provided.

If you hold your shares of Common Stock in “street name” through a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a WHITE voting instruction form is submitted on your behalf. Please follow the instructions set forth on the enclosed WHITE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed WHITE voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2026 Annual Meeting, we encourage you to read this Proxy Statement and follow the instructions set forth on the enclosed WHITE universal proxy card to vote via the Internet or by telephone or mark, date, sign and return your completed WHITE universal proxy card prior to the 2026 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2026 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2026 Annual Meeting.

If you submit your validly executed WHITE universal proxy card without specifying how you would like your shares voted as to any proposal(s), your shares will be voted as specified above on such proposal(s) and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the 2026 Annual Meeting.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to their vote being taken at the 2026 Annual Meeting by submitting a new proxy with a later date before the applicable deadline either signed and returned by mail or transmitted using the telephone or Internet voting by visiting the web site or dialing the toll-free number indicated on the enclosed proxy card or voting instruction form, or by voting at the 2026 Annual Meeting, either in person or virtually (although attendance at the 2026 Annual Meeting will not in and of itself constitute revocation of a proxy), or by filing a written notice of revocation. The revocation may be delivered either to DOMA in care of MacKenzie Partners, Inc. (“Mackenzie”), at the address set forth on the back cover of this Proxy Statement or to the Company at 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005, Attention: Corporate Secretary, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the DOMA Parties request that either the original or photostatic copies of all revocations be mailed to DOMA in care of MacKenzie Partners, Inc., at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, MacKenzie may use this information to contact Stockholders who have revoked their proxies in order to solicit later dated proxies of the DOMA Nominees.

IF YOU WISH TO VOTE FOR THE DOMA NOMINEES, PLEASE FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TO VOTE VIA THE INTERNET OR BY TELEPHONE OR MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of DOMA, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The DOMA Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

DOMA has retained MacKenzie to provide solicitation and advisory services in connection with the 2026 Annual Meeting. Compensation terms of this engagement of the proxy solicitor includes [●]. MacKenzie is also entitled to reimbursement of reasonable expenses incurred in connection with its delivery of services to the DOMA Parties in connection with the solicitation. DOMA agreed to indemnify MacKenzie against certain liabilities and expenses that it may incur in connection with delivery of services to DOMA in connection with the solicitation. As of the date hereof, the cost of retaining MacKenzie has been $[●] to date, and as set forth above, the total anticipated cost thereof is not yet determinable.

DOMA has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. DOMA will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie will employ approximately 25 persons to solicit Stockholders for the 2026 Annual Meeting.

The entire expense of soliciting proxies is being borne by the DOMA Parties. Costs of this solicitation of proxies are currently estimated to be approximately $[●]. DOMA estimates that through the date hereof, its expenses in connection with this solicitation are over $[●]. DOMA intends to seek reimbursement from the Company of all costs incurred by the DOMA Parties in connection with expenses the DOMA Parties incur in connection with the solicitation of proxies for the election of the DOMA Nominees to the Board at the 2026 Annual Meeting. The DOMA Parties do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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ADDITIONAL PARTICIPANT INFORMATION

As described herein, the Participants in the proxy solicitation are comprised of the DOMA Parties, Mr. de Armas, Mr. Dennis and Mr. Curtis.

The principal business of DOMA is to provide investment advisory and management services and to serve as investment manager to DOMA LO Master and JTF. The principal business of DOMA1 is to serve as the managing member of DOMA. The principal business of DOMA2 is to serve as the managing member of DOMA GP. The principal business of DOMA GP is to serve as the general partner of DOMA LO Master. The principal business of DOMA LO Master is to invest in securities. JTF, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions. The principal occupation of Mr. Escudero is to serve as the Chief Executive Officer and Chief Investment Officer of DOMA and the sole manager of DOMA1 and DOMA2. The principal occupation of Mr. de Armas is to serve as the Chief Financial Officer, Chief Compliance Officer and Chief Operating Officer of DOMA.

DOMA, as the investment manager of DOMA LO Master and JTF, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by DOMA LO Master and JTF and, therefore, DOMA may be deemed to be the beneficial owner of all of the DOMA Shares beneficially owned by DOMA LO Master and JTF. Of the DOMA Shares, 10 shares of Common Stock are held by DOMA LO Master in record name. The DOMA Shares collectively represent approximately 7.5% of the outstanding shares of Common Stock based on 39,334,983 shares of Common Stock outstanding, the number of shares of Common Stock outstanding as of the record date for the 2026 Annual Meeting on April 22, 2026, as reported in the Company's Definitive Proxy Statement filed on April 28, 2026.

By virtue of Mr. Escudero’s position as the Chief Executive Officer and Chief Investment Officer of DOMA and the sole manager of DOMA1 and DOMA2, Mr. Escudero may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the DOMA Shares and, therefore, Mr. Escudero may be deemed to be the beneficial owner of all of the DOMA Shares plus 159,000 shares of Common Stock owned directly, for a total beneficial ownership of 2,936,794 shares (approximately 7.5% of the outstanding shares).

Mr. de Armas directly owns 1,389 shares of Common Stock.

JTF is a discretionary investment management client of DOMA. DOMA exercises discretionary investment and voting authority with respect to Common Stock beneficially owned by JTF. JTF is not making or sponsoring the director nominations disclosed herein.

Except as otherwise indicated in this Proxy Statement, the securities of the Company directly or indirectly owned by each of the Participants were purchased with the capital of the DOMA Parties.

Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount

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involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2026 Annual Meeting.

The principal business address of each of the Participants is set forth in Annex A, which is incorporated herein by reference.

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Legal Proceedings

To the DOMA Parties’ knowledge, there are no material legal proceedings to which any Participant, the DOMA Parties, the DOMA Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants, the DOMA Parties, the DOMA Nominees or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

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STOCKHOLDER NOMINATIONS AND PROXY ACCESS

The Company’s proxy statement provides that the Company must receive stockholder proposals in writing by December 29, 2026 to Pacira BioSciences, Inc., Attention: Secretary, 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005, United States to consider them for inclusion in the Company’s proxy materials for the 2027 Annual Meeting. However, if the 2027 Annual Meeting is not held between May 10, 2027 and July 9, 2027, then the deadline will be a reasonable time before the Company begins to print and send its proxy materials.

The Company’s proxy statement provides that, to be timely, director nominations or stockholder proposals submitted outside of the SEC proposal rules for consideration at the 2027 Annual Meeting must be received by the Corporate Secretary no later than the close of business on March 11, 2027 and no earlier than the close of business on February 9, 2027. However, if the date of the Company’s 2027 Annual Meeting is not held between May 20, 2027 and August 8, 2027, then proper notice of director nominees or stockholder proposals must be received as provided for in the Company Bylaws.

In addition, Stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. Stockholders should refer to the Company’s proxy statement and its other public filings in order to review this disclosure. The inclusion of this information in this Proxy Statement should not be construed as an admission by the DOMA Parties that such procedures are legal, valid or binding.

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OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the 2026 Annual Meeting. However, should other matters, which the DOMA Parties are not aware of a reasonable time before this solicitation, be brought before the 2026 Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, MacKenzie Partners, Inc., at the following address or phone number: 7 Penn Plaza, Suite 503, New York, NY 10001, or call toll free at (800) 322-2885. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

Please refer to the Company’s proxy statement and annual report for certain information and disclosure required by applicable law. Schedule II contains information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and management of the Company.

This Proxy Statement is dated [●], 2026. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling MacKenzie Partners, Inc., at the address and phone number indicated above.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TO VOTE VIA THE INTERNET OR BY TELEPHONE OR TO MARK, SIGN, DATE, AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD BY MAIL TODAY TO VOTE “FOR” ERIC DE ARMAS, CHRISTOPHER DENNIS AND OLIVER BENTON “BEN” CURTIS III TO BE ELECTED TO SERVE AS CLASS III MEMBERS OF THE BOARD UNTIL THE 2029 ANNUAL MEETING OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED.

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2026 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES OF THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2026 ANNUAL MEETING AND VOTE IN PERSON, AND OTHER IMPORTANT INFORMATION. WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION CONTAINED IN THE COMPANY’S PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY

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STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

DOMA Perpetual LO Equity Master Fund LP

[●], 2026

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Annex A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

The DOMA Parties and each of Mr. de Armas, Mr. Dennis and Mr. Curtis may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described in this Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. The source of funding for these transactions was derived from the capital of the DOMA Parties. The DOMA Parties’ shares (other than the Common Stock held by the Record Stockholder) which the DOMA Parties hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS

The name, principal business address and the principal occupation or employment of the DOMA Parties and the other participants in this solicitation are set forth below.

DOMA PERPETUAL CAPITAL MANAGEMENT LLC

DOMA is a Delaware limited liability company whose principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business of DOMA is to serve as the investment manager of DOMA LO Master and JTF.

DOMA1 LLC

DOMA1 is a Delaware limited liability company whose principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business of DOMA1 is to serve as the managing member of DOMA.

DOMA PERPETUAL LO EQUITY MASTER FUND LP

DOMA LO Master is a Cayman Islands exempted limited partnership whose principal business address is c/o DOMA Perpetual Capital Management LLC, 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business of DOMA LO Master is to invest in securities. DOMA LO Master is also the Record Stockholder.

DOMA PERPETUAL PARTNERS GP LLC

DOMA GP is a Delaware limited liability company whose principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business of DOMA GP is to serve as the general partner of DOMA LO Master.

DOMA2 LLC

DOMA2 is a Delaware limited liability company whose principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business of DOMA2 is to serve as the managing member of DOMA GP.

38

THE JOHN TEMPLETON FOUNDATION

JTF is a foundation organized under the laws of Tennessee whose principal business address is 300 Conshohocken State Road, Suite 500, West Conshohocken, PA 19428. JTF, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions.

PEDRO ESCUDERO

Pedro Escudero’s principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. Mr. Escudero is a citizen of the United States and Spain. The principal occupation of Mr. Escudero is to serve as the Chief Executive Officer and Chief Investment Officer of DOMA and the sole manager of DOMA1 and DOMA2.

ERIC DE ARMAS

Eric de Armas’s principal business address is 3350 Virginia Street, Suite 530, Miami, FL 33133. Mr. de Armas is a citizen of the United States. The principal occupation of Mr. de Armas is to serve as the Chief Financial Officer, Chief Compliance Officer and Chief Operating Officer of DOMA.

CHRISTOPHER DENNIS

Christopher Dennis’s principal business address is 8260 La Rampa Street, Coral Gables, Florida 33143. Mr. Dennis is a citizen of the United States. The principal occupation of Mr. Dennis is as a physician executive who advises various organizations.

OLIVER BENTON “BEN” CURTIS III

Oliver Benton “Ben” Curtis III’s principal business address is McDermott, Will & Schulte, 333 S.E. 2nd Avenue, Suite 4500, Miami, Florida 33133. Mr. Curtis is a citizen of the United States. The principal occupation of Mr. Curtis is as a Partner at McDermott, Will & Schulte.

39

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

DOMA PERPETUAL LO EQUITY MASTER FUND LP

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction
Purchase of Common Stock	50,912	3/26/24
Purchase of Common Stock	2,444	4/1/24
Purchase of Common Stock	25,000	4/2/24
Purchase of Common Stock	13,297	4/2/24
Purchase of Common Stock	36,774	4/4/24
Purchase of Common Stock	50,549	4/5/24
Purchase of Common Stock	10,700	4/8/24
Purchase of Common Stock	4,431	4/9/24
Purchase of Common Stock	74,170	5/1/24
Purchase of Common Stock	46,272	5/2/24
Purchase of Common Stock	30,924	5/3/24
Purchase of Common Stock	86,000	5/6/24
Purchase of Common Stock	14,600	5/7/24
Purchase of Common Stock	5,200	5/9/24
Purchase of Common Stock	4,700	5/10/24
Purchase of Common Stock	6,800	5/14/24
Purchase of Common Stock	5,200	5/15/24
Purchase of Common Stock	1,090	5/17/24
Purchase of Common Stock	170	5/21/24
Purchase of Common Stock	200,000	7/1/24
Purchase of Common Stock	547,088	7/2/24
Purchase of Common Stock	2,150	1/29/25
Purchase of Common Stock	5,790	1/30/25
Purchase of Common Stock	35,280	1/31/25
Purchase of Common Stock	13,000	2/12/25
Purchase of Common Stock	107,446	9/10/25
Purchase of Common Stock	25,360	9/12/25
Purchase of Common Stock	5,400	9/15/25
Purchase of Common Stock	15,800	9/16/25
Purchase of Common Stock	7,700	9/24/25
40

JOHN TEMPLETON FOUNDATION

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction
Purchase of Common Stock	60,000	8/1/25
Purchase of Common Stock	60,000	8/1/25
Purchase of Common Stock	68,000	8/1/25
Purchase of Common Stock	68,000	8/1/25
Purchase of Common Stock	87,549	8/1/25
Purchase of Common Stock	90,000	8/1/25
Purchase of Common Stock	242,000	8/4/25
Purchase of Common Stock	60,000	8/5/25
Purchase of Common Stock	46,470	10/6/25
Purchase of Common Stock	30,000	10/7/25

PEDRO ESCUDERO

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction
Purchase of Common Stock	24,000	7/5/24
Purchase of Common Stock	50,000	7/8/24
Purchase of Common Stock	55,000	7/22/24
Purchase of Common Stock	30,000	7/29/24

ERIC DE ARMAS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction
Purchase of Common Stock	1,250	1/13/25
Purchase of Common Stock	139	1/22/25

None of the other DOMA Nominees have had any transactions with respect to the Company’s securities during the past two years.

41

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the Company’s proxy statement filed with the SEC on April 17, 2026 and contains information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned
5% STOCKHOLDERS
BlackRock, Inc.(1) 50 Hudson Yards New York, New York 10001	7,064,280		18.0%
The Vanguard Group(2) 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	4,812,955		12.2%
DOMA Perpetual Capital Management LLC(3) 3350 Virginia Street, Suite 530 Miami, Florida 33133	2,938,183		7.5%
Dimensional Fund Advisors LP(4) 6300 Bee Cave Road, Building One Austin, Texas 78746	2,060,597		5.2%
DIRECTORS AND DIRECTOR NOMINEES
Marcelo Bigal(5)	65,818		*
Laura Brege(6)	108,815		*
Abraham Ceesay(7)	63,464		*
Christopher Christie(8)	131,188		*
Mark Froimson(9)	107,691		*
Samit Hirawat	-		-
Mark Kronenfeld(10)	116,165		*
Frank D. Lee(11)	476,291		1.2%
Thomas Wiggans	-		-
Michael Yang(12)	67,818		*
Alethia Young(13)	65,818		*
NAMED EXECUTIVE OFFICERS
Shawn Cross(14)	50,000		*
Kristen Williams(15)	148,283		*
Brendan Teehan(16)	39,815		*
Jonathan Slonin(17)	177,197		*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (15 PERSONS)	1,618,363	(18)	4.0%

* Less than 1%

(1) This information is derived exclusively from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 19, 2024, reporting on beneficial ownership as of December 31, 2023.

(2) This information is derived exclusively from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024, reporting on beneficial ownership as of December 29, 2023. On March 27, 2026, The Vanguard Group further amended its Schedule 13G/A to disclose that as of March 13, 2026 (i) as a result of an internal realignment, it was no longer deemed to beneficially own shares of our common stock beneficially owned by certain of its subsidiaries and/or business divisions, and accordingly, it was no longer deemed to beneficially own any shares of our common stock and (ii) going forward, such subsidiaries and/or business divisions of The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

(3) This information is derived exclusively from a Schedule 13D/A filed by DOMA Perpetual Capital Management LLC filed with the SEC on March 12, 2026 and consists of 1,965,775 shares of common stock beneficially owned by DOMA Perpetual LO Equity Master Fund LP; 812,019 shares of common stock beneficially owned by the John Templeton Foundation; 159,000 shares of common stock directly beneficially owned by Pedro Escudero; and 1,389 shares of common stock directly beneficially owned by Eric de Armas.

(4) This information is derived exclusively from a Schedule 13G filed by Dimensional Fund Advisors LP with the SEC on April 9, 2026, reporting on beneficial ownership as of March 31, 2026.

42

(5) Includes 54,425 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(6) Includes 85,100 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(7) Includes 54.425 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(8) Includes 114,534 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(9) Includes 87,555 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(10) Includes 85,100 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(11) Includes 389,538 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of April 15, 2026.

(12) Includes 54,425 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(13) Includes 54,425 shares of common stock issuable upon exercise of stock options and 6,163 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(14) Includes 50,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of April 15, 2026.

(15) Includes 106,267 shares of common stock issuable upon exercise of stock options and 18,787 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(16) Includes 31,095 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of April 15, 2026.

(17) Includes 110,690 shares of common stock issuable upon exercise of stock options and 18,787 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

(18) Includes 1,277,579 shares of common stock issuable upon exercise of stock options and 86,878 shares of common stock issuable upon the vesting of RSUs that are exercisable/vesting within 60 days of April 15, 2026.

43

PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION

DATED April 29, 2026

PACIRA BIOSCIENCES, INC.

PROXY FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DOMA PERPETUAL LO EQUITY MASTER FUND AND THE OTHER PARTICIPANTS IN ITS

PROXY SOLICITATION

THE BOARD OF DIRECTORS OF PACIRA BIOSCIENCES, INC. IS NOT SOLICITING THIS PROXY

VOTE BY INTERNET

Please have your WHITE universal proxy card available when you access the www.myproxyonline.com/PCRX and follow the simple directions that will be presented to you.

VOTE BY PHONE

Please have your WHITE universal proxy card available when you call the toll-free number 1- 866-458-9858 using a touch-tone telephone and follow the simple directions that will be presented to you.

VOTE BY MAIL

Please mark, sign and date your WHITE universal proxy card and return it in the postage-paid envelope provided or return it to: DOMA Perpetual Lo Equity Master Fund c/o MacKenzie Partners, Inc., 7 Penn Plaza, Suite 503, New York, NY 10001.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS WHITE UNIVERSAL PROXY CARD TODAY!

CONTROL NUMBER:

If submitting your WHITE universal proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

Pacira BioSciences, Inc.	WHITE UNIVERSAL PROXY CARD

This proxy is solicited by DOMA Perpetual Lo Equity Master Fund and the other Participants in this proxy solicitation.

The stockholder(s) hereby appoint(s) Pedro Escudero and Eric de Armas, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the shares of common stock of Pacira BioSciences, Inc., that such stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 1:30 PM Eastern Daylight Time on June 9, 2026 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”), in-person at Pacira Biosciences, Inc. offices located at 5 Sylvan Way, Suite 300, Parsippany, NJ 07054 and virtually at www.cesonlineservices.com/pcrx26_vm, and any continuation, adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN FOR PROPOSAL 1, VOTE “FOR” UP TO THREE (3) NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR FEWER THAN THREE (3) NOMINEES. YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED. IF YOU VOTE “FOR” MORE THAN THREE (3) NOMINEES, ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE COUNTED AS “WITHHELD” WITH NO EFFECT. THE PROXY WILL BE VOTED AS TO ALL SHARES OF THE UNDERSIGNED “FOR” EACH OF THE DOMA-RECOMMENDED NOMINEES IN PROPOSAL 1; “FOR” IN PROPOSAL 2, “AGAINST” IN PROPOSAL 3, “AGAINST” IN PROPOSAL 4 AND “AGAINST” IN PROPOSAL 5; AND IN ACCORDING TO THE DIRECTION OF THE PROXY HOLDERS ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF AND REVOKING ANY PROXY HERETOFORE GIVEN.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the DOMA Parties’ solicitation of proxies for the Annual Meeting.

Signature
Date
Title or Authority
Signature if Held Jointly
NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

(Continued and to be marked on the other side)

4898-8439-5428

Pacira BioSciences, Inc.

Annual Meeting of Stockholders

5 Sylvan Way

Suite 300,

Parsippany, NJ 07054

or

Virtually at www.cesonlineservices.com/pcrx26_vm

June 9, 2026

1:30 PM Eastern Daylight Time

In order to attend the Annual Meeting virtually, you will need to pre-register by 1:30 PM, Eastern Time, on June 8, 2026. Even if you plan to attend the Annual Meeting in-person or virtually, we urge you to vote your WHITE universal proxy card TODAY, to ensure that your shares are represented at the Annual Meeting. If you have any questions, require assistance in voting on your WHITE universal proxy card, or need additional copies of the Company’s proxy materials, please contact our proxy solicitor:

MacKenzie Partners, Inc.

7 Penn Plaza, Suite 503

New York, NY 10001]

Call toll free: 1-800-322-2885
Or

Email: proxy@mackenziepartners.com

Important Notice Regarding Availability of Proxy Materials for Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.macKenziepartners.com/DOMA-PCRX

TO SUBMIT YOUR WHITE UNIVERSAL PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE

Pacira BioSciences, Inc.	WHITE UNIVERSAL PROXY CARD

DOMA recommends a vote “FOR” ONLY each of the following three (3) DOMA Nominees 1A-1C listed in Proposal 1 below.

1.	Election of three Class III directors to our board of directors to serve until the 2029 annual meeting of stockholders and until their successors are elected and qualified. You may mark instructions with respect to any or all of the nominees; however, you should mark a vote “FOR” only three (3) nominees in total. You are permitted to vote for fewer than three (3) nominees. If you vote “FOR” fewer than three (3) nominees, your shares will be voted “FOR” those nominees you mark. If you vote “FOR” more than three (3) nominees, all of your votes on Proposal 1 will be “WITHHELD” and will not be counted. If you sign and return your proxy card and do not specify how you want your shares to be voted, they will be voted for each of the DOMA-recommended nominees.

DOMA Nominees: DOMA recommends you vote “FOR” only the following three (3) DOMA nominees 1A through 1C			Company Nominees Opposed by DOMA: DOMA recommends you vote “WITHHOLD” for the following three (3) Company nominees 1D through 1F
	FOR	WITHHOLD		FOR	WITHHOLD
(1A) Oliver Benton Curtis III	☐	☐	(1D) Christopher J. Christie	☐	☐
(1B) Eric de Armas	☐	☐	(1E) Samit Hirawat	☐	☐
(1C) Christopher Dennis	☐	☐	(1F) Tom Wiggans	☐	☐

DOMA recommends a vote “FOR” in Proposal 2.

2.	Ratification of the appointment of KPMG as the independent registered public accounting firm for the fiscal year ending December 31, 2026.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DOMA recommends a vote “AGAINST” in Proposals 3, 4, and 5.

3.	Approval, on an advisory basis, of the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Approval of the Amended and Restated 2011 Stock Incentive Plan
☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Approval of the Amended and Restated 2014 Employee Stock Purchase Plan
☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote on such other matters as may properly come before the Annual Meeting or any continuation, adjournment or postponement thereof, that are unknown to the Participants a reasonable time before this solicitation, to the extent permitted by Rule 14a-4(c) of the Exchange Act.

Continued and to be signed on the reverse side.